The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

File No. 82-34814

July 12, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SUPPL

Re: The Bank of Yokohama, Ltd. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b) on behalf of Corporate Planning Department of The Bank of Yokohama, Ltd:

1. Press Release dated June 28, 2005 (Announcement on Issuance of Stock Option(Stock Acquisition Rights))

2. Press Release dated July 7, 2005 (Announcement for the Decision of Issue Price etc. of Stock Option(Stock Acquisition Rights)

3. Notice of General Meeting of Shareholders dated June 10, 2005 and the amendment thereof

4. Notice of Resolutions of General Meeting of Shareholders dated June 28, 2005

5. Annual Securities Report dated June 29, 2005 and the amendment thereof

6. Extraordinary Report dated June 29, 2005 and the amendment thereof

7. Public Notice of Balance Sheet and Profit and Loss Statement dated June 29, 2005

8. Report on Acquisition of Treasury Shares by the Bank dated July 5,2005

9. Amendment Report of Extraordinary Report dated July 7, 2005 and the amendment thereof

In addition, attached as Annex A is a list of documents enclosed, and attached as Annex B is a description of documents that we are also required to provide under Rule 12g3-2(b).

If you have any further questions or requests for additional information please do not hesitate to contact Shoichi Ohama at 212-750-0022(telephone) or 212-750-8008 (facsimile).

Very truly yours,

The Bank of Yokohama, Ltd.

By 
Name: Shoichi Ohama
Title: Chief Representative of
New York Representative Office

CC: Mr.Tomoyuki Okada
The Bank of Yokohama, Ltd.,
Corporate Planning Department
Telephone 81-45-225-1161
Facsimile 81-45-225-1160

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX A

LIST OF DOCUMENTS ENCLOSED

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press Release dated June 28, 2005 (Announcement on Issuance of Stock Option(Stock Acquisition Rights) (attached hereto as Exhibit A-1)

(2) Press Release dated July 7, 2005 ((Announcement for the Decision of Issue Price etc. of Stock Option(Stock Acquisition Rights) (attached hereto as Exhibit A-2)

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX B

DESCRIPTION OF DOCUMENTS REQUIRED TO PROVIDE

B. JAPANESE LANGUAGE DOCUMENTS

(1) Notice of General Meeting of Shareholders dated June 10, 2005 and the amendment thereof

Notice of General Meeting of Shareholders dated June 10, 2005 dispatched to the shareholders detailing the date, time, place and purpose of the general meeting of shareholders held on June 28, 2005, which includes the annual business report describing the Bank's business, change in the assets, share capital, financial statements, distribution of the net profit for the year ended March 31, 2005 and other matters concerning the Bank, and the amendment thereof dated June 20, 2005.

(2) Notice of Resolutions of General Meeting of Shareholders dated June 28, 2005

Notice of Resolutions of General Meeting of Shareholders dated June 28, 2005 dispatched to the shareholders to inform them of the results thereof.

(3) Annual Securities Report dated June 29, 2005 and the amendment thereof

Annual Securities Report dated June 29, 2005 submitted to the Director of Kanto Local Finance Bureau, describing the Bank's capital, management, business, financial statements for the year ended March 31, 2005 and other matters concerning the Bank, and the amendment thereof.

(4) Extraordinary Report dated June 29, 2005 and the amendment thereof

Extraordinary Report dated June 29, 2005 submitted to the Director of Kanto Local Finance Bureau in connection with the offering of stock acquisition rights, and the amendment thereof.

(5) Public Notice of Balance Sheet and Profit and Loss Statement dated June 29, 2005

Public Notice of Balance Sheet and Profit and Loss Statement dated June 29, 2005 for the year ended March 31, 2005.

(6) Report on Acquisition of Treasury Shares by the Bank dated July 5, 2005

Report on Acquisition of Treasury Shares by the Bank dated July 5, 2005 submitted to the Director of the Kanto Local Finance Bureau to describe the status of acquisition of treasury shares.

(7) Amendment Report of Extraordinary Report dated July 7, 2005 and the amendment thereof

Amendment Report of Extraordinary Report dated July 7, 2005 submitted to the Director of Kanto Local Finance Bureau in connection with the issuance of stock acquisition rights, and the amendment thereof.

June 28, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Announcement on Issuance of Stock Option (Stock Acquisition Rights)

The Bank, at the board of directors' meeting held on June 28, 2005, under the provisions of the Commercial Code, Article 280-20 and Article 280-21 and the resolution of the 144th general meeting of shareholders, adopted a resolution to issue stock acquisition rights as stock options.

1. Name of the Stock Acquisition Rights
   The Bank of Yokohama, Ltd. 4th Stock Acquisition Rights

2. Issue date of the Stock Acquisition Rights
   July 7, 2005

3. Type and Number of Shares to be the Stock Acquisition Rights
   4,379,000 shares of common stock.
   Number of shares to be issued per Stock Acquisition Rights is 1,000 shares of common stock.
   In this regard, in the case of executing a stock split or reverse split of shares after the issuance of the stock acquisition rights, the number of stocks shall be adjusted in accordance with the following formula. Provided, however, that such adjustment shall be made in the number of shares to be the stock acquisition rights not exercised as of the date of adjustment out of the stock acquisition rights and fractions less than one share resulting from the adjustment shall be rounded down.

   Number of shares after adjustment = number of shares before adjustment × ratio of split or reverse split

   In addition to the above, in the event that the causes for adjustment of the payment amount per share arise as set forth in paragraph 6 below, we will make adjustment of the number of shares as deemed necessary.

4. Total number of the Stock Acquisition Rights
   The number shall be 4,674 units.
   Provided, that if the adjustment of the number of shares set forth in paragraph 3 above is made, the same adjustment shall apply.

5. Issue Price of the Stock Acquisition Rights
   It shall be without consideration.

6. Payment amount to be made in exercising each Stock Acquisition Rights
   Exercise of each stock acquisition rights shall be made at the amount obtained by multiplying the payment amount per share by the number of shares per one stock acquisition rights set forth in paragraph 3 above.
   Payment amount per share shall be the amount obtained by multiplying the average (excluding the days without a closing price) of the closing prices of each day that the common stocks of the Bank are traded on the Tokyo Stock Exchange for the period between the first day to the thirtieth (30th) trading day (excluding the days without a closing price) during the forty-five (45) trading days (excluding days without a closing price) that end on the date of issuing the stock acquisition rights by 1.05 (fractions less than one (1) yen shall be rounded up).
   Provided, that if the said amount is lower than the closing price of the previous day of the date of issuance of the stock acquisition rights (if no closing price is recorded, the closing price on the most recent preceding day), it shall be the said closing price.
   In this regard, in the case of executing a stock split or reverse split of stocks after the issuance of the stock acquisition rights, the payment amount shall be adjusted in accordance with the following formula and fractions less than one (1) yen resulting from the adjustment shall be rounded up.

$$\text{Payment amount after adjustment} = \text{payment amount before adjustment} \times \frac{1}{\text{ratio of split or reverse split}}$$

In the case of issuing new common stocks at a price lower than the market price or retiring of treasury stocks (Excluding exercise of stock acquisition rights and exercise of preemptive rights granted under the previous Commercial Code, Article 280-19, Paragraph 1) after the issuance date of the stock acquisition rights, the payment amount shall be adjusted in accordance with the following formula and fractions less than one (1) yen resulting from the adjustment shall be rounded up.

Payment amount after adjustment =

$$\text{Payment amount before adjustment} \times \frac{\text{number of outstanding shares} + \dfrac{\text{number of new shares to be issued} \times \text{payment amount per share}}{\text{market price per share}}}{\text{number of outstanding shares} + \text{number of new shares to be issued}}$$

In the above formula the "number of outstanding shares" shall be the number subtracting the number of treasury stocks held by the Bank from the total number of outstanding shares of the Bank and if retirement of treasury stocks are made, the "number of new shares to be issued" shall read as the "number of treasury stocks to be retired."

In the event that unavoidable causes arise, which require adjustment of the payment amount by reason of a capital decrease or merger or spin-off, etc., of the Bank, the payment amount shall be adjusted to the extent reasonable, taking into consideration the conditions for the capital decrease, merger or spin-off, etc.

In the event that adjustment of the payment amount is made, we will notify the necessary matters to the persons who hold stock acquisition rights, registered in the original register of stock acquisition rights by the previous day of the applicable date; provided, however, that the notice shall promptly be sent after the applicable date if the notice is not deliverable by the previous day of the applicable date.

7. Period for exercise of the Stock Acquisition Rights
   It shall be from June 29, 2007 to June 28, 2015.

8. Conditions for Exercise of the Stock Acquisition Rights
   (1) Each stock acquisition right can be exercised in whole or in part; provided, that partial exercise can only be made in the case of the number of shares being the integral multiple of the number of shares of one unit of the Bank.

   (2) Holders of the stock acquisition rights may exercise the stock acquisition rights after they have lost their status as directors or employees of the Bank. In the event that the holders of the stock acquisition rights have died, successors may exercise the said right; provided, however, that in any case, it shall be subject to the conditions provided for in the application form for the stock acquisition rights and contract on allocation of the stock acquisition rights (as defined hereinafter).

   (3) In addition, the conditions for exercise shall be in accordance with the provisions of the application form for the stock acquisition rights and contract on allocation of the stock acquisition rights to be entered into between the Bank

and those who are allocated the stock acquisition rights on the basis of the resolutions of the general meeting of shareholders and the board of directors' meeting held on June 28, 2005.

9. Retirement of the Stock Acquisition Rights
   In the event that the person who was allocated the stock acquisition rights no longer satisfies the conditions for exercising the stock acquisition rights, the stock acquisition rights may be retired without consideration by the Bank.

10. Restrictions on Transfer of the Stock Acquisition Rights
    For the transfer of the stock acquisition rights, the approval of the board of directors of the Bank shall be required.

11. Issuance of Certificate of the Stock Acquisition Rights
    Any Certificate of the stock acquisition rights may be issued upon request of holders of the stock acquisition rights.

12. Amount to be capitalized from the issue price of the stocks in the event that new common stocks of the Bank are issued by the exercise of the stock acquisition rights.
    Amount to be capitalized shall be the amount equivalent to 1/2 of the issue price and fractions less than one (1) yen shall be rounded up. In the event that the issue price is adjusted, the amount to be capitalized shall be the amount obtained by multiplying the issue price after adjustment by 1/2, and fractions less than one (1) yen shall be rounded up.

13. Method of Dividend payment at the time of Issuance ofNew Shares
    Initial dividend payment for common stocks of the Bank to be issued by the exercise of stock acquisition rights shall be made as if new shares were issued on April 1 of the fiscal year in which payment was made for the exercise of the stock acquisition rights; provided, however, that if payout for the exercise of stock acquisition rights was made between April 1 and September 30, dividend payment shall be made as if new shares were issued on April 1 of the year, and if it is paid out between October 1 and March 31 of the following year, dividend payment shall be made as if new shares were issued on October 1 of the year, respectively.

14. Place of receiving payment upon exercise of the Stock Acquisition Rights
    Personnel office within the Corporate Administration Department (or any department in charge of the relevant tasks)

15. Place of receiving payment upon exercise of the Stock Acquisition Rights
    The Mitsubishi Trust & Banking Corporation, Kanagawa Business Division (or the acquiring bank of the Bank or the acquiring branch office of the business Division at the time).

16. Persons to be allotted the Stock Acquisition Rights

Directors	7 persons
Employees	455 persons

July 7, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Announcement for the Decision of Issue Price etc. of Stock Option (Stock Acquisition Rights)

The Bank announces that the Bank has decided the issued price etc, about the stock acquisition rights to be issued as stock options in accordance with the resolution at the Board of Directors Meeting held in June 28, 2005, as follows:

1. Issue date of the Stock Acquisition Rights
   July 7, 2005

2. Payment amount to be made in exercising each Stock Acquisition Rights
   ¥648,000 per Stock Acquisition Rights
   ¥648 per share (exercise price)

3. The aggregated amount of issue price for shares of common stock to be issued upon exercise of the stock acquisition rights
   ¥2,837,592,000

4. Amount to be capitalized from the issue price of the stocks in the event that new common stocks of the Bank are issued by the exercise of the stock acquisition rights.

   ¥324 per share

【Reference】

(1) The date on the resolution at the Board of Directors to propose in the Annual General Meeting of Shareholders
    May 24, 2005

(2)The date on the resolution at the Annual General Meeting of Shareholders
    June 28, 2005